PE 3-31-02

02024705

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

PROCESSED
APR 19 2002
THOMSON FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

RECEIVED APR 08 2002

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 27th March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 27th March 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

27 March 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

COLT INITIATES SEARCH FOR SUCCESSOR TO CHIEF FINANCIAL OFFICER

COLT Telecom Group plc (COLT) announced today that it had initiated a search for a successor to Chief Financial Officer Lawrence M. Ingeneri, who has informed the Board of his intention to step down as a director and CFO.

The company said it had begun the search process for a successor and that both internal and external candidates would be considered. A detailed timetable has not been finalised.

Larry Ingeneri, COLT Chief Financial Officer, said:

"I have been CFO of COLT for nearly six years and have accomplished what I set out to accomplish. The infrastructure build phase of our business plan is complete, our financial position is secure and now is the right time for me to move on. I've asked the Board to begin the search process now to ensure that we have ample time for a successor to be chosen and an orderly transition to be completed."

COLT Chairman Jim Curvey said:

"Larry Ingeneri has made an extraordinary contribution to COLT's success over the years. He guided COLT through its Initial Public Offering in 1996 and through his prudent stewardship of our finances has created a company with one of the strongest balance sheets in this industry. We all respect Larry's decision and wish him well."

COLT President and CEO Peter Manning added:

"It has been a privilege to work alongside Larry over the past few years and I look forward to continuing to work with him while we look for a successor. His contribution to COLT's success has been enormous. He has been both a driving force and a guiding light. I take this opportunity to say thank you to one of the most able and effective managers I have known."

ABOUT LARRY INGENERI

Mr Ingeneri was appointed Chief Financial Officer in July 1996. Prior to joining COLT he was Senior Vice President Finance and Chief Financial Officer of Ascom Timeplex Inc. From 1992 until 1995, he was a Vice President, and from 1988 to 1992 an Associate, in the Corporate Finance Department of Salomon Brothers Inc. From 1980 until 1986 he served as an officer in the United States Navy. He was appointed to the Board of Directors of COLT on 19 June 2001.

ABOUT COLT

COLT Telecom Group plc is a leading European provider of business communication services. COLT has high bandwidth local networks in 32 European cities in thirteen countries supported by a series of Internet Solution Centres and inter-linked by a 15,000 route kilometre high capacity fibre-optic long distance network.

During the year ended December 2001 turnover was £905.7 million and it carried over 20 billion switched minutes of voice and data traffic. COLT has 7,843 customer buildings directly connected to its networks with 15.3 million private wire VGE in service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net

For further information contact:

John Doherty
Director Investor Relations
email: jdoherty@colt.net
t: +44 20 7390 3681